Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

July 2021July 2021

2 Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) relates to the proposed business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. II (“Khosla”) and Nextdoor, Inc. (“Nextdoor”). This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The information contained herein does not purport to be all-inclusive and none of Khosla, Nextdoor, Morgan Stanley & Co. LLC, and Evercore Group L.L.C. nor any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult with your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment decision to subscribe for securities of Khosla in connection with the Business Combination. To the fullest extent permitted by law, in no circumstances will Khosla, Nextdoor or any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Khosla, Nextdoor or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to the Business Combination. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Khosla, Nextdoor or the combined company expected to result from the Business Combination (the “Combined Company”). For example, projections of future financial performance of Nextdoor and the Combined Company, the Combined Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination and the Combined Company’s expected cash runway, and the potential effects of the Business Combination on Khosla and the Combined Company, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “ may,”“ should,”“ expect,”“ intend,”“ will,” “estimate,”“ anticipate,”“ believe,”“ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla, Nextdoor and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, other filings with the Securities and Exchange Commission (“SEC”), as well as factors associated with companies, such as Nextdoor, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Khosla and Nextdoor described above. Neither Khosla nor Nextdoor undertakes any duty to update these forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to Nextdoor. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as being predictive of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in such prospective financial information, including without limitation, assumptions regarding Khosla’s and Nextdoor’s ability to consummate the Business Combination, the failure of which to materialize could cause actual results to differ materially from those contained in the prospective financial information. Khosla and Nextdoor caution that their assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See the section above titled “Forward-Looking Statements”. The inclusion of financial forecast information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Khosla’s nor Nextdoor’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. Financial Information and Use of Non-GAAP Financial Measures The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of Nextdoor for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement on Form S-4 to be filed with the SEC by Khosla in connection with the Business Combination. Nextdoor has not yet completed its closing procedures for the fiscal year ended December 31, 2020 or the three months ended March 31, 2021. This Presentation contains certain estimated preliminary financial results and key operating metrics for the fiscal year ended December 31, 2020 and the three months ended March 31, 2021. This information is preliminary and subject to change. As such, our actual results may differ from the estimated preliminary results presented here and will not be finalized until we complete of our year-end accounting procedures. 2 Disclaimer This Presentation (together with oral statements made in connection herewith, the “Presentation”) relates to the proposed business combination (the “Business Combination”) between Khosla Ventures Acquisition Co. II (“Khosla”) and Nextdoor, Inc. (“Nextdoor”). This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. The information contained herein does not purport to be all-inclusive and none of Khosla, Nextdoor, Morgan Stanley & Co. LLC, and Evercore Group L.L.C. nor any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents make any representation or warranty, express or implied, as to the accuracy, completeness or reliability of the information contained in this Presentation. You should consult with your own counsel and tax and financial advisors as to legal and related matters concerning the matters described herein, and, by accepting this Presentation, you confirm that you are not relying solely upon the information contained herein to make any investment decision. The recipient shall not rely upon any statement, representation or warranty made by any other person, firm or corporation in making its investment decision to subscribe for securities of Khosla in connection with the Business Combination. To the fullest extent permitted by law, in no circumstances will Khosla, Nextdoor or any of their respective subsidiaries, stockholders, affiliates, representatives, control persons, partners, members, managers, directors, officers, employees, advisers or agents be responsible or liable for any direct, indirect or consequential loss or loss of profit arising from the use of this Presentation, its contents, its omissions, reliance on the information contained within it, or on opinions communicated in relation thereto or otherwise arising in connection therewith. In addition, this Presentation does not purport to be all-inclusive or to contain all of the information that may be required to make a full analysis of Khosla, Nextdoor or the Business Combination. The general explanations included in this Presentation cannot address, and are not intended to address, your specific investment objectives, financial situations or financial needs. Forward-Looking Statements Certain statements in this Presentation may be considered “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 with respect to the Business Combination. Forward-looking statements herein generally relate to future events or the future financial or operating performance of Khosla, Nextdoor or the combined company expected to result from the Business Combination (the “Combined Company”). For example, projections of future financial performance of Nextdoor and the Combined Company, the Combined Company’s business plan, other projections concerning key performance metrics, the proceeds of the Business Combination and the Combined Company’s expected cash runway, and the potential effects of the Business Combination on Khosla and the Combined Company, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “ may,”“ should,”“ expect,”“ intend,”“ will,” “estimate,”“ anticipate,”“ believe,”“ predict,” “project,” “target,” “plan,” or “potentially” or the negatives of these terms or variations of them or similar terminology. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Khosla, Nextdoor and its management, as the case may be, are inherently uncertain and subject to material change. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risk and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to, various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, other filings with the Securities and Exchange Commission (“SEC”), as well as factors associated with companies, such as Nextdoor, including anticipated trends, growth rates, and challenges in those businesses and in the markets in which they operate. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein. Nothing in this Presentation should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements in this Presentation, which speak only as of the date they are made and are qualified in their entirety by reference to the cautionary statements herein and the risk factors of Khosla and Nextdoor described above. Neither Khosla nor Nextdoor undertakes any duty to update these forward-looking statements. Use of Projections This Presentation contains projected financial information with respect to Nextdoor. Such projected financial information constitutes forward-looking information, is for illustrative purposes only and should not be relied upon as being predictive of future results. The assumptions and estimates underlying such financial forecast information are inherently uncertain and are subject to a wide variety of significant business, economic, competitive and other risks and uncertainties that could cause actual results to differ materially from those contained in such prospective financial information, including without limitation, assumptions regarding Khosla’s and Nextdoor’s ability to consummate the Business Combination, the failure of which to materialize could cause actual results to differ materially from those contained in the prospective financial information. Khosla and Nextdoor caution that their assumptions may not materialize and that current economic conditions render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. See the section above titled “Forward-Looking Statements”. The inclusion of financial forecast information in this Presentation should not be regarded as a representation by any person that the results reflected in such forecasts will be achieved. Neither Khosla’s nor Nextdoor’s independent auditors have audited, reviewed, compiled or performed any procedures with respect to the projections for the purpose of their inclusion in this Presentation or any other purpose, and accordingly, none of such independent auditors has expressed any opinion or provided any other form of assurance with respect to such projections. Financial Information and Use of Non-GAAP Financial Measures The financial information contained in this Presentation has been taken from or prepared based on the historical financial statements of Nextdoor for the periods presented. An audit of these financial statements is in process. Accordingly, such financial information and data may not be included in, may be adjusted in or may be presented differently in any registration statement on Form S-4 to be filed with the SEC by Khosla in connection with the Business Combination. Nextdoor has not yet completed its closing procedures for the fiscal year ended December 31, 2020 or the three months ended March 31, 2021. This Presentation contains certain estimated preliminary financial results and key operating metrics for the fiscal year ended December 31, 2020 and the three months ended March 31, 2021. This information is preliminary and subject to change. As such, our actual results may differ from the estimated preliminary results presented here and will not be finalized until we complete of our year-end accounting procedures.

3 Disclaimer This presentation includes certain non-GAAP financial measures (including on a forward-looking basis). These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to their nearest GAAP equivalent or any other performance measures derived in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this Presentation to their nearest GAAP equivalent is included in the appendix to this Presentation. Nextdoor believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Nextdoor. Nextdoor’s management uses forward-looking non-GAAP measures to evaluate Nextdoor’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Nextdoor’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Nextdoor’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Additional Information In connection with the proposed Business Combination, Khosla intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Khosla and consent solicitation statement of Nextdoor, and after the registration statement is declared effective, Khosla and Nextdoor will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination to their respective stockholders. This Presentation does not contain any information that should be considered by Khosla’s or Nextdoor’s stockholders and other interested persons concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of Khosla. Khosla’s and Nextdoor’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Khosla, Nextdoor and the Business Combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Khosla and Nextdoor as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. Participants in the Solicitation Khosla, Nextdoor and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Khosla’s stockholders with respect to the proposed Business Combination. A list of the names of Khosla’s directors and executive officers and a description of their interests in Khosla is contained in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. To the extent that holdings of Khosla’s securities have changed since the amounts printed in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies from Khosla’s stockholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Neither Nextdoor nor Khosla is making an offer of the Securities in any state or jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Industry and Market Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Nextdoor’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Nextdoor believes its internal research is reliable, such research has not been verified by any independent source and none of Nextdoor, nor any of its affiliates nor any of its control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Khosla and Nextdoor will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Relationship or Joint Venture Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, principal and agent or joint venture. This Presentation does not create any obligation on the part of either Nextdoor, Khosla or the recipient to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully executed and delivered, no contract or agreement providing for a transaction will be deemed to exist and none of Khosla, Nextdoor or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not intended to create for any party a right of specific performance or a right to seek any payment or damages for failure, for any reason, to complete the proposed transactions contemplated herein. 3 Disclaimer This presentation includes certain non-GAAP financial measures (including on a forward-looking basis). These non-GAAP measures are an addition, and not a substitute for or superior to, measures of financial performance prepared in accordance with GAAP and should not be considered as an alternative to their nearest GAAP equivalent or any other performance measures derived in accordance with GAAP. A reconciliation of the non-GAAP financial measures used in this Presentation to their nearest GAAP equivalent is included in the appendix to this Presentation. Nextdoor believes that these non-GAAP measures of financial results (including on a forward-looking basis) provide useful supplemental information to investors about Nextdoor. Nextdoor’s management uses forward-looking non-GAAP measures to evaluate Nextdoor’s projected financials and operating performance. However, there are a number of limitations related to the use of these non-GAAP measures and their nearest GAAP equivalents, including that they exclude significant expenses that are required by GAAP to be recorded in Nextdoor’s financial measures. In addition, other companies may calculate non-GAAP measures differently, or may use other measures to calculate their financial performance, and therefore, Nextdoor’s non-GAAP measures may not be directly comparable to similarly titled measures of other companies. Additionally, to the extent that forward-looking non-GAAP financial measures are provided, they are presented on a non-GAAP basis without reconciliations of such forward-looking non-GAAP measures due to the inherent difficulty in forecasting and quantifying certain amounts that are necessary for such reconciliations. Additional Information In connection with the proposed Business Combination, Khosla intends to file with the SEC a registration statement on Form S-4 containing a preliminary proxy statement/prospectus of Khosla and consent solicitation statement of Nextdoor, and after the registration statement is declared effective, Khosla and Nextdoor will mail a definitive proxy statement/prospectus/consent solicitation statement relating to the proposed Business Combination to their respective stockholders. This Presentation does not contain any information that should be considered by Khosla’s or Nextdoor’s stockholders and other interested persons concerning the proposed Business Combination and is not intended to constitute the basis of any voting or investment decision in respect of the Business Combination or the securities of Khosla. Khosla’s and Nextdoor’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus/consent solicitation statement and the amendments thereto and the definitive proxy statement/prospectus/consent solicitation statement and other documents filed in connection with the proposed Business Combination, as these materials will contain important information about Khosla, Nextdoor and the Business Combination. When available, the definitive proxy statement/prospectus/consent solicitation statement and other relevant materials for the proposed Business Combination will be mailed to stockholders of Khosla and Nextdoor as of a record date to be established for voting on the proposed Business Combination. Stockholders will also be able to obtain copies of the preliminary proxy statement/prospectus/consent solicitation statement, the definitive proxy statement/ prospectus/consent solicitation statement and other documents filed with the SEC, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. Participants in the Solicitation Khosla, Nextdoor and their respective directors and executive officers may be deemed participants in the solicitation of proxies from Khosla’s stockholders with respect to the proposed Business Combination. A list of the names of Khosla’s directors and executive officers and a description of their interests in Khosla is contained in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to Khosla Ventures Acquisition Co. II, 2128 Sand Hill Road, Menlo Park, CA 94025. To the extent that holdings of Khosla’s securities have changed since the amounts printed in Khosla’s final prospectus relating to its initial public offering, dated March 23, 2021, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of the participants in the solicitation of proxies from Khosla’s stockholders with respect to the proposed Business Combination will be contained in the proxy statement/prospectus for the proposed Business Combination when available. You may obtain free copies of these documents as described in the preceding paragraph. No Offer or Solicitation This Presentation shall not constitute a “solicitation” as defined in Section 14 of the Securities Exchange Act of 1934, as amended. This Presentation does not constitute an offer, or a solicitation of an offer, to buy or sell any securities, investment or other specific product, or a solicitation of any vote or approval, nor shall there be any sale of securities, investment or other specific product in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No public offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom. Neither Nextdoor nor Khosla is making an offer of the Securities in any state or jurisdiction where the offer is not permitted. NEITHER THE SEC NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THE SECURITIES OR DETERMINED IF THIS PRESENTATION IS TRUTHFUL OR COMPLETE. Industry and Market Data Certain information contained in this Presentation relates to or is based on studies, publications, surveys and Nextdoor’s own internal estimates and research. In addition, all of the market data included in this Presentation involves a number of assumptions and limitations, and there can be no guarantee as to the accuracy or reliability of such assumptions. Finally, while Nextdoor believes its internal research is reliable, such research has not been verified by any independent source and none of Nextdoor, nor any of its affiliates nor any of its control persons, officers, directors, employees or representatives make any representation or warranty with respect to the accuracy of such information. Trademarks This Presentation may contain trademarks, service marks, trade names and copyrights of other companies, which are the property of their respective owners. Solely for convenience, some of the trademarks, service marks, trade names and copyrights referred to in this Presentation may be listed without the TM, SM © or ® symbols, but Khosla and Nextdoor will assert, to the fullest extent under applicable law, the rights of the applicable owners, if any, to these trademarks, service marks, trade names and copyrights. No Relationship or Joint Venture Nothing contained in this Presentation will be deemed or construed to create the relationship of partnership, association, principal and agent or joint venture. This Presentation does not create any obligation on the part of either Nextdoor, Khosla or the recipient to enter into any further agreement or arrangement. Unless and until a definitive agreement has been fully executed and delivered, no contract or agreement providing for a transaction will be deemed to exist and none of Khosla, Nextdoor or the recipient will be under any legal obligation of any kind whatsoever. Accordingly, this Presentation is not intended to create for any party a right of specific performance or a right to seek any payment or damages for failure, for any reason, to complete the proposed transactions contemplated herein.

4


Welcome to the Neighborhood

Nextdoor



Sarah Friar
Chief Executive Officer



Mike Doyle
Chief Financial Officer

Khosla Ventures Acquisition Co. II



Vinod Khosla
Founder



David Weiden
Founding Partner and Managing Director

5 Connecting neighborhoods one neighbor at a time 5 Connecting neighborhoods one neighbor at a time

7

Nextdoor is the neighborhood network

~1 in 3
U.S. Households

60M+
Verified Neighbors

27M+
Weekly Active Neighbors (WAUs)

- *Network effects with online & offline connection is unique*
- *Each social link is highly valuable because most commerce is local*
- *Robust current digital advertising market, future new revenue models*
- *Many vectors for sustained revenue growth*
- *High barrier to entry: network difficult & time consuming to build*
- *Only digital neighborhood network: purpose-driven & authentic*
- *Proven team: set up for acceleration & execution*

U.S. household and Verified Neighbor data as of 3/31/21. WAUs reflect the average for the quarter ended 3/31/21.

8 Building back community 73% say neighbors are one of the most important (1) communities in their lives Knowing at least 6 neighbors (2) can reduce loneliness (3) 75% plan to shop more locally 80% expect to work from home at least 3x (4) per week (5) 2x expected growth of sharing economy (1) Open Mind Strategy 2020; (2) Nextdoor Global Loneliness Study (3) Brightpearl, 2021; (4) Owl Labs October, 2020; (5) Statista, 2021.8 Building back community 73% say neighbors are one of the most important (1) communities in their lives Knowing at least 6 neighbors (2) can reduce loneliness (3) 75% plan to shop more locally 80% expect to work from home at least 3x (4) per week (5) 2x expected growth of sharing economy (1) Open Mind Strategy 2020; (2) Nextdoor Global Loneliness Study (3) Brightpearl, 2021; (4) Owl Labs October, 2020; (5) Statista, 2021.

Our purpose To cultivate a kinder world where everyone has a neighborhood they can rely on 9 9 Our purpose To cultivate a kinder world where everyone has a neighborhood they can rely on 9 9

10 People interact with and rely on their neighborhoods every day... Local Perspectives Groups Recommendations Connections Businesses Toddler/baby playground meetup community. Hey Neighbourhood, We are new here and seeking community! We have two small children  3 and 1 and would love to meet other families in the neighbourhood. Is anyone interested? BTW  also looking for a pack and play if anyone has one that their kids have outgrown... Hello all! My name is Jonathan and I am a commercial fisherman out of Cape Cod! I created this group to notify everyone when I will be going Jericho, Oxford, UK fishing and when we will have crab or fish for sale! We are bringing fresh I... Posted in General to 26 neighbourhoods Cape Cod10 People interact with and rely on their neighborhoods every day... Local Perspectives Groups Recommendations Connections Businesses Toddler/baby playground meetup community. Hey Neighbourhood, We are new here and seeking community! We have two small children  3 and 1 and would love to meet other families in the neighbourhood. Is anyone interested? BTW  also looking for a pack and play if anyone has one that their kids have outgrown... Hello all! My name is Jonathan and I am a commercial fisherman out of Cape Cod! I created this group to notify everyone when I will be going Jericho, Oxford, UK fishing and when we will have crab or fish for sale! We are bringing fresh I... Posted in General to 26 neighbourhoods Cape Cod

11 A day in the life of a parent: meet Abraham Kingstowne Thompson Center, VA Reaches out to neighbors for a pasta machine, to make his Hosts 30 coffees in favorite chef’s 24-layer lasagna 30 days to meet people nearby Borrows neighbor’s 7AM 12PM 6PM pasta machine Meets neighbors for coffee Searches for Hosts Recommends a 4PM school tutor Dads group local restaurant 10AM Drops kids off at school, Schedules Zoom Session Gives rave review for the remembers to search to connect with local local burger place where for an after-school tutor parents he had lunch 11 11 A day in the life of a parent: meet Abraham Kingstowne Thompson Center, VA Reaches out to neighbors for a pasta machine, to make his Hosts 30 coffees in favorite chef’s 24-layer lasagna 30 days to meet people nearby Borrows neighbor’s 7AM 12PM 6PM pasta machine Meets neighbors for coffee Searches for Hosts Recommends a 4PM school tutor Dads group local restaurant 10AM Drops kids off at school, Schedules Zoom Session Gives rave review for the remembers to search to connect with local local burger place where for an after-school tutor parents he had lunch 11

12 A week in the life of a small business owner: meet Dawn Grant Park, GA Responds to a question about Checks her Local Deal payroll software from her local dashboard to see how its small business owner group performing and re-ups for another month Checks in with her MON THU SAT Checks her business group dashboard Updates her Promotes new Responds to FRI business page job listing neighbors TUE Updates with new Looks to hire a new social Notices new recommendations spring time hours, and media expert and creates from neighbors and quickly replies adds a few new photos an ad for the job to thank them for their support 12 A week in the life of a small business owner: meet Dawn Grant Park, GA Responds to a question about Checks her Local Deal payroll software from her local dashboard to see how its small business owner group performing and re-ups for another month Checks in with her MON THU SAT Checks her business group dashboard Updates her Promotes new Responds to FRI business page job listing neighbors TUE Updates with new Looks to hire a new social Notices new recommendations spring time hours, and media expert and creates from neighbors and quickly replies adds a few new photos an ad for the job to thank them for their support

13 A week in the life of ﬁre information mgr: meet Cecile San Mateo-Santa Cruz, CA Posts real time update on evacuation procedures for Checks the post metrics to the immediate area make sure messages are MON WED FRI getting through Updates Monitors metrics Evacuation Order Sets up wildﬁre Responds to Alerts neighbors THU webinar questions to local wildﬁre TUE Organizes and promotes Answers residents’ Pushes out a geo-targeted wildﬁre awareness webinar questions about the urgent alert about a ﬁre to ahead of ﬁre season urgent alert affected residents 13 13 A week in the life of ﬁre information mgr: meet Cecile San Mateo-Santa Cruz, CA Posts real time update on evacuation procedures for Checks the post metrics to the immediate area make sure messages are MON WED FRI getting through Updates Monitors metrics Evacuation Order Sets up wildﬁre Responds to Alerts neighbors THU webinar questions to local wildﬁre TUE Organizes and promotes Answers residents’ Pushes out a geo-targeted wildﬁre awareness webinar questions about the urgent alert about a ﬁre to ahead of ﬁre season urgent alert affected residents 13

14

Strong competitive moat with viral growth loops built in


nextdoor
Real people
Hyperlocal proximity
Trusted information
Local perspective
Instant distribution
Neighbors
Help me plug in
Local Businesses
Civic Engagement
Local Recommendations
Local Groups
Local Marketplace
Businesses
Hyperlocal at scale
Word-of-Mouth Recommendations
Data/ Targeting
Two-way Channel
Public Agencies
Verified people & info
Instant Distribution
Instant Messaging
Publishing Tools
Analytics

15 Established product-market ﬁt: Enduring neighbor retention... 74% 65% 59% 54% After two years >50% of our audience remains engaged 3-month 6-month 12-month 24-month Monthly active users (MAU) deﬁned as count of unique members who have started a session or opened a content email over the trailing 30 days. 3 month MAU is deﬁned as active in the 30 days preceding day 90, 6 month is active in the 30 days preceding day 180, 12 month is active in the 30 days preceding day 360, and 24 month is active in the 30 days preceding day 720. 3-, 6- and 12-month data based on users who joined in 2020; 24-month data based on users who joined in 2019.15 Established product-market ﬁt: Enduring neighbor retention... 74% 65% 59% 54% After two years >50% of our audience remains engaged 3-month 6-month 12-month 24-month Monthly active users (MAU) deﬁned as count of unique members who have started a session or opened a content email over the trailing 30 days. 3 month MAU is deﬁned as active in the 30 days preceding day 90, 6 month is active in the 30 days preceding day 180, 12 month is active in the 30 days preceding day 360, and 24 month is active in the 30 days preceding day 720. 3-, 6- and 12-month data based on users who joined in 2020; 24-month data based on users who joined in 2019.

16 ...Combined with strong network effects... Our path to engagement growth is proven 2.3x increase in weekly engagement as more neighbors join % of Members Active Weekly reﬂects U.S. WAUs divided by All time Veriﬁed Members (AVMs). Data as of 3/31/21.16 ...Combined with strong network effects... Our path to engagement growth is proven 2.3x increase in weekly engagement as more neighbors join % of Members Active Weekly reﬂects U.S. WAUs divided by All time Veriﬁed Members (AVMs). Data as of 3/31/21.

17

Increasing penetration globally, with top neighborhoods exceeding 60% daily engagement

- Neighborhoods with top-quartile (>65%) penetration
- Top 10 engaged neighborhoods (>60% daily engagement)



VERNON, BC
MECHANICSBURG
MILLSBORO
LANCASTER
ELOY
ORACLE
WIMAUMA
LAKEWOOD RANCH
MARKET HARBOROUGH
LAXFIELD

Data as of 3/31/21.

18 ...With an audience that ﬁnds distinct value on Nextdoor % of people who visit Nextdoor at least once per month but do not visit this social media platform at least once per month >$1T Aggregate market cap of these other platforms Source: Comscore Media Metrix® Multi-Platform, Cross Visiting, Total Audience, % Vertical, March 2021, United States Peer market cap data as of 6/3/21 per CapitalIQ.18 ...With an audience that ﬁnds distinct value on Nextdoor % of people who visit Nextdoor at least once per month but do not visit this social media platform at least once per month >$1T Aggregate market cap of these other platforms Source: Comscore Media Metrix® Multi-Platform, Cross Visiting, Total Audience, % Vertical, March 2021, United States Peer market cap data as of 6/3/21 per CapitalIQ.

19 Nextdoor is one of the most frequently used consumer products Weekly Active Users (WAU) engage nearly 4 times a week Source: App Annie. Nextdoor DAU/WAU based on internal data, 2020 daily average. DAU deﬁned as a unique Registered Neighbor who starts a session or opens a content email on a given day. WAU deﬁned as count of unique Registered Neighbors who have started a session or engaged with a content email over the trailing 7 days. 19 Nextdoor is one of the most frequently used consumer products Weekly Active Users (WAU) engage nearly 4 times a week Source: App Annie. Nextdoor DAU/WAU based on internal data, 2020 daily average. DAU deﬁned as a unique Registered Neighbor who starts a session or opens a content email on a given day. WAU deﬁned as count of unique Registered Neighbors who have started a session or engaged with a content email over the trailing 7 days.

20

A verified daily audience with significant monetization potential


U.S. DAU and ARPU[1]
90M
36M
12M
U.S. DAU
$10
$18
$59
U.S. Average Revenue per User (ARPU)
Annual Revenue per DAU

Source: Company filings and internal data for 2020. Comparison is illustrative as each company calculates daily active users differently. Snap includes U.S., Canada, Mexico, the Caribbean and Central America. Twitter and Nextdoor include the U.S. only.

1. Snap and Twitter DAU and ARPU figures reflect data provided in their 2020 10-Ks.

21 We have an increasing number of ways to drive acquisition and engagement Contact sync Sharing Neighborhood Guides Video tools Ask a Neighbor Multiplying friend Sharing more content Discovering more in more Making moments Engaging real networks with more people neighborhoods more shareable local insiders21 We have an increasing number of ways to drive acquisition and engagement Contact sync Sharing Neighborhood Guides Video tools Ask a Neighbor Multiplying friend Sharing more content Discovering more in more Making moments Engaging real networks with more people neighborhoods more shareable local insiders

22 Expanding engagement by following multiple neighborhoods Now: Follow the To come: Follow the neighborhoods where neighborhood where I want to spend I live My mum lives I own a the summer I live business I own a I used to live I want to move I volunteer vacation home Browse & follow capabilities are currently available to 50% of US neighbors.22 Expanding engagement by following multiple neighborhoods Now: Follow the To come: Follow the neighborhoods where neighborhood where I want to spend I live My mum lives I own a the summer I live business I own a I used to live I want to move I volunteer vacation home Browse & follow capabilities are currently available to 50% of US neighbors.

23

We can 4.5x our reach just by reaching global penetration in-line with our more mature U.S. neighborhoods


312M Households
U.S. 128M
International 183M
203M Households
U.S. 83M
International 119M
45M Households
U.S. 37M
International 8M

+109M Households
Future opportunities in existing markets
(U.S. / International)

+158M Households
Next opportunity for additional households at 65% penetration
(U.S. / International)

45M Households
claimed in existing markets
(U.S. / International)

Source: U.S. Census, Statista and Statistics Canada. Nextdoor Q1 2021 data. U.S. only, excludes members in pilot neighborhoods. Claimed residences have at least one Current Verified Member (CVM) at the residence. Some figures may not sum due to rounding.

24 Digital advertising TAM represents $600B+ opportunity Large $607B Adjacent Global Markets Home services $355B Global Local commerce Classiﬁeds Real estate $262B U.S. $143B Local events U.S. 83% Growth 2020 TAM 2024 TAM Source: Global and US digital ad markets, eMarketer March 2021 Note: Digital advertising market is based on eMarketer U.S. ad spend and excluding B2B, which represents 6% of digital ad spend in 2020. Global advertising market includes annual ad spend across all countries world-wide and is not adjusted to Nextdoor’s existing 11 markets. For both 2020 and 2024, assumes 6% B2B share across all global markets.24 Digital advertising TAM represents $600B+ opportunity Large $607B Adjacent Global Markets Home services $355B Global Local commerce Classiﬁeds Real estate $262B U.S. $143B Local events U.S. 83% Growth 2020 TAM 2024 TAM Source: Global and US digital ad markets, eMarketer March 2021 Note: Digital advertising market is based on eMarketer U.S. ad spend and excluding B2B, which represents 6% of digital ad spend in 2020. Global advertising market includes annual ad spend across all countries world-wide and is not adjusted to Nextdoor’s existing 11 markets. For both 2020 and 2024, assumes 6% B2B share across all global markets.

25 Connecting neighbors and organizations with highly relevant information Global / national brands SMBs / neighbors for hire Public agencies / utilities Hyperlocal targeting & Discovery by relevant Veriﬁed distribution with creative at scale audiences ﬂexible targeting ~200 enterprise customers >2M local business claimed pages >5K public agencies on platform Customer data as of 12/31/20.25 Connecting neighbors and organizations with highly relevant information Global / national brands SMBs / neighbors for hire Public agencies / utilities Hyperlocal targeting & Discovery by relevant Veriﬁed distribution with creative at scale audiences ﬂexible targeting ~200 enterprise customers >2M local business claimed pages >5K public agencies on platform Customer data as of 12/31/20.

26 Full funnel approach helping neighbors from awareness to action Sponsored Maps Awareness Sponsored by Posts & Discovery Local context means Nextdoor content is relevant Intent & Sponsorships Dynamic South Star Real Estate Inﬂuence Local Ads First-party data creates efﬁcient targeting Action Local Finds Deals Opportunities to purchase and act with ease26 Full funnel approach helping neighbors from awareness to action Sponsored Maps Awareness Sponsored by Posts & Discovery Local context means Nextdoor content is relevant Intent & Sponsorships Dynamic South Star Real Estate Inﬂuence Local Ads First-party data creates efﬁcient targeting Action Local Finds Deals Opportunities to purchase and act with ease

27

Why Nextdoor wins: We are the neighborhood network, strong network effects, and clear monetization upside

Nextdoor = Neighborhoods	Nextdoor is where you plug into the neighborhoods that matter to you.
Purpose-driven brand	Purpose-driven brand — promotes growth, differentiates the business, and aligns the organization.
Global relevance	60M+ global Verified Neighbors today, and over 70% neighbor retention.
Unique value prop	Built on trusted information, physical proximity, and uniquely local perspective.
Significant global addressable market	Everyone is a neighbor. Near-term opportunity to add 150M+ households globally.
Product innovation	10 years of singular focus on all things neighborhood provides utility that can't be replicated.
Multiple drivers of monetization	ARPU growth of 28% Y/Y in Q4 '20 and 31% Y/Y in Q1 '21.

Global Verified Neighbor data as of 3/31/21. Reflects 3-month retention of neighbors who joined in 2020. ARPU shown is calculated by annualizing U.S. revenue divided by the weekly active users (WAU) in the period.

28

Turbocharged leadership team in last 24 months



Heidi Andersen
Head of Revenue
LinkedIn, Google



Maryam Banikarim
Head of Marketing
HYATT, GANNETT



Mike Doyle
Chief Financial Officer
despegar, 艺龙 eLong, Expedia



Sarah Friar
Chief Executive Officer
Square, salesforce



Prakash Janakiraman
Co-Founder, Chief Architect
Google, Shopping.com



Craig Lisowski
Head of Data, Information, Systems and Trust
Square, ORACLE



John Orta
Chief Legal Officer & Head of Corp Dev
metromile, OpenTable



Bryan Power
Head of People
yahoo!, Square, Google



Kiran Prasad
Head of Product
LinkedIn, webOS



Antonio Silveira
Head of Engineering
GoDaddy, yahoo!

29

Seasoned Board of Directors



John Hope Bryant
Entrepreneur, founder, chairman, CEO, author, activist



Sarah Friar
Chief Executive Officer



Bill Gurley
Benchmark



Leslie Kilgore
Former Netflix CMO



Mary Meeker
Bond



Jason Pressman
Shasta Ventures



David Sze
Greylock Capital



Nirav Tolia
Co-Founder



Chris Varelas
Riverwood Capital



Andrea Wishom
President, Skywalker Holdings

Monetization and Outlook Monetization and Outlook

31 Financial highlights Differentiated products with contextual relevance enable sustainable growth High levels of neighbor retention enable consistent growth and ROI on acquisition spend Network effects increase WAU engagement as penetration increases ARPU expansion with multiple levers provides opportunity to continue to increase monetization Multiple under-monetized products creating potential for signiﬁcant upside in the growth Signiﬁcant opportunity to monetize in rapidly growing international markets31 Financial highlights Differentiated products with contextual relevance enable sustainable growth High levels of neighbor retention enable consistent growth and ROI on acquisition spend Network effects increase WAU engagement as penetration increases ARPU expansion with multiple levers provides opportunity to continue to increase monetization Multiple under-monetized products creating potential for signiﬁcant upside in the growth Signiﬁcant opportunity to monetize in rapidly growing international markets

32

Growing base of engaged and monetized users

Scale

Ending Verified Users


33M
3M
30M
48M
6M
42M
58M
8M
50M
52M
7M
45M
60M
9M
51M
2018
2019
2020
Q1 2020
Q1 2021
U.S.
International

Engagement

Avg. Weekly Active Users (WAU)


13.3M
19.5M
26.7M
24.6M
27.6M
2018
2019
2020
Q1 2020
Q1 2021

Monetization

Avg. Revenue Per Weekly Active User (ARPU)


$3.83
$4.23
$4.62
$3.86
$4.99
2018
2019
2020
Q1 2020
Q1 2021

ARPU shown above is calculated as total global revenue divided by the average total global weekly active users (WAU) in the period. WAU defined as the count of unique neighbors who have started a session or opened a content email over the trailing 7 days. Quarterly ARPU is annualized.

33 Strong foundation for continued revenue growth +40% $249M +44% 49% 2018A–2022E Growth $178M +49% $123M +62% $83M $51M 2018A 2019A 2020A 2021E 2022E Forward looking estimates are subject to change. Actual ﬁgures may be materially different.33 Strong foundation for continued revenue growth +40% $249M +44% 49% 2018A–2022E Growth $178M +49% $123M +62% $83M $51M 2018A 2019A 2020A 2021E 2022E Forward looking estimates are subject to change. Actual ﬁgures may be materially different.

34 Multiple drivers of monetization Increased engagement, +13pts +0.6pts +17pts +31pts improved ﬁll rates, and non-supply dependent local revenue all drive growth 31% growth Y/Y in Q1’21, accelerating from Q4’20 ARPU shown above is calculated by annualizing U.S. revenue divided by the average weekly active users (WAU) in the period.34 Multiple drivers of monetization Increased engagement, +13pts +0.6pts +17pts +31pts improved ﬁll rates, and non-supply dependent local revenue all drive growth 31% growth Y/Y in Q1’21, accelerating from Q4’20 ARPU shown above is calculated by annualizing U.S. revenue divided by the average weekly active users (WAU) in the period.

35

Sustainable growth; additional capital a potential accelerant

Annual Summary	2019A	2020A	2021E	2022E
Total Revenue	$83M	$123M	$178M	$249M
% Growth	*62%*	*49%*	*44%*	*40%*
Total ARPU	$4.23	$4.62	$5.93	$6.47
% Growth	*10%*	*9%*	*28%*	*9%*
Operating Expenses	$158M	$200M	$280M	$352M
% of Total Revenue	*191%*	*162%*	*158%*	*142%*
% Growth	*70%*	*27%*	*40%*	*26%*
Net Loss	$(73M)	$(75M)	$(103M)	$(103M)
Non-GAAP Operating Expenses [1]	$141M	$174M	$228M	$294M
% of Total Revenue	*171%*	*141%*	*128%*	*118%*
% Growth	*66%*	*23%*	*31%*	*29%*
Adj. EBITDA	$(59M)	$(50M)	$(50M)	$(45M)
% Margin	*(71%)*	*(41%)*	*(28%)*	*(18%)*
Y/Y Margin Improvement	*(3%)*	*31%*	*13%*	*10%*

Current model does not assume additional capital

Additional funding can significantly accelerate growth

Long Term Target Margins:

Adjusted EBITDA Margins of ~40%

Forward looking estimates are subject to change. Actual figures may be materially different. For a reconciliation of non-GAAP financial measures to GAAP, see appendix.

1. Non-GAAP Operating Expenses includes cost of revenue, sales and marketing, research and development and general and administrative expenses, excluding depreciation and amortization, stock-based compensation and acquisition-related costs.

36 Viral growth loops reinforce the strength of our model Increased Scale Improved unit economics, Increased reach reinvestment for growth & & engagement product expansion Neighbors Businesses Public Agencies Improved advertiser Enhanced advertiser retention & platform performance & additional activity monetization revenue opportunities36 Viral growth loops reinforce the strength of our model Increased Scale Improved unit economics, Increased reach reinvestment for growth & & engagement product expansion Neighbors Businesses Public Agencies Improved advertiser Enhanced advertiser retention & platform performance & additional activity monetization revenue opportunities

37 Risk Factors Risks Related to Nextdoor’s Business and Industry Following the [Business Combination] 1. Nextdoor has a limited operating history at the current scale of its business and is still scaling up its monetization efforts, which makes it difﬁcult to evaluate its current business and future prospects, and there is no assurance it will be able to scale its business for future growth. 2. Nextdoor generates substantially all of its revenue from advertising. If advertisers reduce or eliminate their spending with Nextdoor, Nextdoor’s business, operating results, and ﬁnancial condition would be adversely impacted. 3. Nextdoor’s ability to attract and retain advertisers depends on its ability to collect and use data and develop products to enable it to effectively deliver and accurately measure advertisements on the Nextdoor platform. 4. If Nextdoor fails to add new neighbors or retain current neighbors, or if current neighbors engage less with Nextdoor, its business, operating results, and ﬁnancial condition would be adversely impacted. 5. Nextdoor’s business is highly competitive. Competition presents an ongoing threat to the success of Nextdoor’s business. 6. Nextdoor’s business is dependent on its ability to maintain and scale its product offerings and technical infrastructure, and any signiﬁcant disruption in the availability of Nextdoor’s platform could damage Nextdoor’s reputation, result in a potential loss of neighbors and engagement, and adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 7. Nextdoor has experienced rapid growth and expects to invest in its growth for the foreseeable future. If Nextdoor fails to manage its growth effectively, its business, operating results, and ﬁnancial condition would be adversely affected. 8. If Nextdoor does not successfully anticipate market needs and develop products and services and platform enhancements that meet those needs, or if those products, services and platform enhancements do not gain market acceptance, its business, operating results, and ﬁnancial condition will be adversely impacted. 9. If Nextdoor’s efforts to build strong brand identity and reputation are not successful, it may not be able to attract or retain neighbors, and its business, operating results, and ﬁnancial condition will be adversely affected. 10. Unfavorable media coverage negatively affects Nextdoor’s business from time to time. 11. Health epidemics, including the COVID-19 pandemic have had or could have an adverse impact on Nextdoor’s business, operations and the markets and communities in which Nextdoor, its partners and its customers operate. 12. Nextdoor plans to continue expanding its international operations where it has limited operating experience and may be subject to increased business and economic risks that could seriously harm its business, operating results, and ﬁnancial condition. 13. If Nextdoor needs additional capital in the future, it may not be available on favorable terms, if at all. 14. Nextdoor plans to continue to make acquisitions, which could harm its ﬁnancial condition or results of operations and may adversely affect the price of its Class A common stock. 15. Nextdoor’s business depends largely on its ability to attract and retain talented employees, including senior management. If Nextdoor loses the services of Sarah Friar, its Chief Executive Ofﬁcer, or other members of its senior management team, Nextdoor may not be able to execute on its business strategy. 16. Nextdoor’s core values may conﬂict with the short-term interests of its business. 17. Nextdoor is dependent on Google Ad Manager (“GAM”) for a substantial majority of its revenue. Any failure or change in the GAM product or its terms and conditions, data usage or pricing could adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 18. Nextdoor relies on third-party software and service providers, including Amazon Web Services (“AWS”), to provide systems, storage and services for its platform. Any failure or interruption experienced by such third parties, including as a result of the COVID-19 pandemic, could result in the inability of neighbors and advertisers to access or utilize Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and ﬁnancial condition. 19. Nextdoor relies on third parties, including email providers, mobile data networks, geolocation providers and the United States Postal Service (“USPS”) to verify its neighbors’ addresses. Any failure or interruption experienced by such third parties, including the USPS, could result in the inability of neighbors to join Nextdoor’s platform, resulting in harm to Nextdoor’s reputation and an adverse impact to its business, operating results, and ﬁnancial condition. 20. Technologies have been developed that can block the display of advertisements on the Nextdoor platform, which could adversely impact its business, operating results, and ﬁnancial condition. 21. Security breaches and improper access to or disclosure of Nextdoor’s data or its neighbors’ data, or other hacking and phishing attacks on Nextdoor’s or third-party systems, could harm its reputation and adversely affect its business. 22. Distribution and marketing of, and access to, Nextdoor’s platform depends, in signiﬁcant part, on a variety of third-party publishers and platforms (including mobile app stores, third party payment providers, computer systems, and other communication systems and service providers). If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of Nextdoor’s platform in any material way, it could materially adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 23. Nextdoor’s platform and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in Nextdoor’s systems, could adversely affect its business. 37 Risk Factors Risks Related to Nextdoor’s Business and Industry Following the [Business Combination] 1. Nextdoor has a limited operating history at the current scale of its business and is still scaling up its monetization efforts, which makes it difﬁcult to evaluate its current business and future prospects, and there is no assurance it will be able to scale its business for future growth. 2. Nextdoor generates substantially all of its revenue from advertising. If advertisers reduce or eliminate their spending with Nextdoor, Nextdoor’s business, operating results, and ﬁnancial condition would be adversely impacted. 3. Nextdoor’s ability to attract and retain advertisers depends on its ability to collect and use data and develop products to enable it to effectively deliver and accurately measure advertisements on the Nextdoor platform. 4. If Nextdoor fails to add new neighbors or retain current neighbors, or if current neighbors engage less with Nextdoor, its business, operating results, and ﬁnancial condition would be adversely impacted. 5. Nextdoor’s business is highly competitive. Competition presents an ongoing threat to the success of Nextdoor’s business. 6. Nextdoor’s business is dependent on its ability to maintain and scale its product offerings and technical infrastructure, and any signiﬁcant disruption in the availability of Nextdoor’s platform could damage Nextdoor’s reputation, result in a potential loss of neighbors and engagement, and adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 7. Nextdoor has experienced rapid growth and expects to invest in its growth for the foreseeable future. If Nextdoor fails to manage its growth effectively, its business, operating results, and ﬁnancial condition would be adversely affected. 8. If Nextdoor does not successfully anticipate market needs and develop products and services and platform enhancements that meet those needs, or if those products, services and platform enhancements do not gain market acceptance, its business, operating results, and ﬁnancial condition will be adversely impacted. 9. If Nextdoor’s efforts to build strong brand identity and reputation are not successful, it may not be able to attract or retain neighbors, and its business, operating results, and ﬁnancial condition will be adversely affected. 10. Unfavorable media coverage negatively affects Nextdoor’s business from time to time. 11. Health epidemics, including the COVID-19 pandemic have had or could have an adverse impact on Nextdoor’s business, operations and the markets and communities in which Nextdoor, its partners and its customers operate. 12. Nextdoor plans to continue expanding its international operations where it has limited operating experience and may be subject to increased business and economic risks that could seriously harm its business, operating results, and ﬁnancial condition. 13. If Nextdoor needs additional capital in the future, it may not be available on favorable terms, if at all. 14. Nextdoor plans to continue to make acquisitions, which could harm its ﬁnancial condition or results of operations and may adversely affect the price of its Class A common stock. 15. Nextdoor’s business depends largely on its ability to attract and retain talented employees, including senior management. If Nextdoor loses the services of Sarah Friar, its Chief Executive Ofﬁcer, or other members of its senior management team, Nextdoor may not be able to execute on its business strategy. 16. Nextdoor’s core values may conﬂict with the short-term interests of its business. 17. Nextdoor is dependent on Google Ad Manager (“GAM”) for a substantial majority of its revenue. Any failure or change in the GAM product or its terms and conditions, data usage or pricing could adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 18. Nextdoor relies on third-party software and service providers, including Amazon Web Services (“AWS”), to provide systems, storage and services for its platform. Any failure or interruption experienced by such third parties, including as a result of the COVID-19 pandemic, could result in the inability of neighbors and advertisers to access or utilize Nextdoor’s platform, and adversely impact Nextdoor’s business, operating results, and ﬁnancial condition. 19. Nextdoor relies on third parties, including email providers, mobile data networks, geolocation providers and the United States Postal Service (“USPS”) to verify its neighbors’ addresses. Any failure or interruption experienced by such third parties, including the USPS, could result in the inability of neighbors to join Nextdoor’s platform, resulting in harm to Nextdoor’s reputation and an adverse impact to its business, operating results, and ﬁnancial condition. 20. Technologies have been developed that can block the display of advertisements on the Nextdoor platform, which could adversely impact its business, operating results, and ﬁnancial condition. 21. Security breaches and improper access to or disclosure of Nextdoor’s data or its neighbors’ data, or other hacking and phishing attacks on Nextdoor’s or third-party systems, could harm its reputation and adversely affect its business. 22. Distribution and marketing of, and access to, Nextdoor’s platform depends, in signiﬁcant part, on a variety of third-party publishers and platforms (including mobile app stores, third party payment providers, computer systems, and other communication systems and service providers). If these third parties limit, prohibit or otherwise interfere with or change the terms of the distribution, use or marketing of Nextdoor’s platform in any material way, it could materially adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 23. Nextdoor’s platform and internal systems rely on software and hardware that is highly technical, and any errors, bugs, or vulnerabilities in these systems, or failures to address or mitigate technical limitations in Nextdoor’s systems, could adversely affect its business.

38 Risk Factors Risks Related to Financial and Accounting Matters 1. Nextdoor’s operating results may ﬂuctuate signiﬁcantly, which makes its future results difﬁcult to predict. 2. Certain of Nextdoor’s market opportunity estimates, growth forecasts and key metrics could prove to be inaccurate, and any real or perceived inaccuracies may harm its reputation and negatively affect its business. 3. Nextdoor has a history of net losses and may experience net losses in the future and Nextdoor cannot assure you that it will achieve or sustain proﬁtability. If Nextdoor cannot achieve and sustain proﬁtability, its business, ﬁnancial condition, and operating results will be adversely affected. 4. Nextdoor’s ability to use its U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject Nextdoor’s business to higher tax liability. 5. Nextdoor’s ﬁnancial results may be adversely affected by changes in accounting principles generally accepted in the United States and its ﬁnancial estimates may be different from its ﬁnancial results. 6. If currency exchange rates ﬂuctuate substantially in the future, Nextdoor’s operating results, which are reported in U.S. dollars, could be adversely affected. 7. Nextdoor may have exposure to greater-than-anticipated tax liabilities, which could seriously harm its business. 8. Taxing authorities in the U.S. and in foreign jurisdictions may successfully assert that Nextdoor should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes and may successfully impose additional obligations on Nextdoor, and any such assessments or obligations could adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 9. The interpretation and application of recent U.S. tax legislation or other changes in U.S. or non-U.S. taxation of Nextdoor’s operations could harm its business, operating results, and ﬁnancial condition. Risks Related to Legal and Regulatory Matters 10. Nextdoor may be liable as a result of content or information that is published or made available on its platform. 11. Actions by governments that restrict access to Nextdoor’s platform in their countries, or that otherwise impair Nextdoor’s ability to sell advertising in their countries, could substantially harm Nextdoor’s business, operating results, and ﬁnancial condition. 12. Nextdoor’s business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards regarding data privacy, cybersecurity, intellectual property (including copyright and patent laws), content, rights of publicity, advertising, marketing, competition, protection of minors, consumer protection, taxation, and telecommunications, and other matters, and it cannot yet determine the impact that such future laws, regulations and industry standards may have on Nextdoor’s business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to Nextdoor’s business practices, monetary penalties, increased cost of operations, or declines in neighbor growth or engagement, or otherwise harm Nextdoor’s business, operating results, and ﬁnancial condition. 13. Nextdoor could be involved in legal disputes that are expensive and time consuming, and, if resolved adversely, could harm its business, operating results, and ﬁnancial condition. 14. Exposure to United Kingdom political developments, including the effect of its withdrawal from the European Union, could be costly and difﬁcult to comply with and could adversely impact Nextdoor’s business, operations results, and ﬁnancial condition. 15. The obligations associated with operating as a public company following the [Business Combination] will require signiﬁcant resources and management attention and will cause Nextdoor to incur additional expenses, which will adversely affect its proﬁtability. 16. Failure to maintain effective systems of internal control and disclosure controls could have a material adverse effect on Nextdoor’s business, operating results, and ﬁnancial condition. Risks Related To Intellectual Property 17. If Nextdoor is unable to protect its intellectual property, the value of its brands and other intangible assets may be diminished, and its business, operating results, and ﬁnancial condition may be adversely affected. 18. Conﬁdentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information. 19. Nextdoor’s use of “open source” software could subject it to possible litigation or could prevent it from offering products that include open source software or require it to obtain licenses on unfavorable terms. Risks Related to Ownership of Nextdoor’s Class A Common Stock 20. The dual class structure of Nextdoor’s common stock may adversely affect the trading market for its Class A common stock following the closing of the transaction. 21. The dual class structure of Nextdoor’s common stock will have the effect of concentrating voting power with Nextdoor’s management and other existing stockholders, which will limit your ability to inﬂuence the outcome of important transactions, including a change in control. 22. Nextdoor does not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of Nextdoor’s Class A common stock.38 Risk Factors Risks Related to Financial and Accounting Matters 1. Nextdoor’s operating results may ﬂuctuate signiﬁcantly, which makes its future results difﬁcult to predict. 2. Certain of Nextdoor’s market opportunity estimates, growth forecasts and key metrics could prove to be inaccurate, and any real or perceived inaccuracies may harm its reputation and negatively affect its business. 3. Nextdoor has a history of net losses and may experience net losses in the future and Nextdoor cannot assure you that it will achieve or sustain proﬁtability. If Nextdoor cannot achieve and sustain proﬁtability, its business, ﬁnancial condition, and operating results will be adversely affected. 4. Nextdoor’s ability to use its U.S. federal and state net operating losses to offset future taxable income may be subject to certain limitations which could subject Nextdoor’s business to higher tax liability. 5. Nextdoor’s ﬁnancial results may be adversely affected by changes in accounting principles generally accepted in the United States and its ﬁnancial estimates may be different from its ﬁnancial results. 6. If currency exchange rates ﬂuctuate substantially in the future, Nextdoor’s operating results, which are reported in U.S. dollars, could be adversely affected. 7. Nextdoor may have exposure to greater-than-anticipated tax liabilities, which could seriously harm its business. 8. Taxing authorities in the U.S. and in foreign jurisdictions may successfully assert that Nextdoor should have collected or in the future should collect sales and use, gross receipts, value-added or similar taxes and may successfully impose additional obligations on Nextdoor, and any such assessments or obligations could adversely affect Nextdoor’s business, operating results, and ﬁnancial condition. 9. The interpretation and application of recent U.S. tax legislation or other changes in U.S. or non-U.S. taxation of Nextdoor’s operations could harm its business, operating results, and ﬁnancial condition. Risks Related to Legal and Regulatory Matters 10. Nextdoor may be liable as a result of content or information that is published or made available on its platform. 11. Actions by governments that restrict access to Nextdoor’s platform in their countries, or that otherwise impair Nextdoor’s ability to sell advertising in their countries, could substantially harm Nextdoor’s business, operating results, and ﬁnancial condition. 12. Nextdoor’s business is subject to complex and evolving U.S. and foreign laws, regulations and industry standards regarding data privacy, cybersecurity, intellectual property (including copyright and patent laws), content, rights of publicity, advertising, marketing, competition, protection of minors, consumer protection, taxation, and telecommunications, and other matters, and it cannot yet determine the impact that such future laws, regulations and industry standards may have on Nextdoor’s business. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to Nextdoor’s business practices, monetary penalties, increased cost of operations, or declines in neighbor growth or engagement, or otherwise harm Nextdoor’s business, operating results, and ﬁnancial condition. 13. Nextdoor could be involved in legal disputes that are expensive and time consuming, and, if resolved adversely, could harm its business, operating results, and ﬁnancial condition. 14. Exposure to United Kingdom political developments, including the effect of its withdrawal from the European Union, could be costly and difﬁcult to comply with and could adversely impact Nextdoor’s business, operations results, and ﬁnancial condition. 15. The obligations associated with operating as a public company following the [Business Combination] will require signiﬁcant resources and management attention and will cause Nextdoor to incur additional expenses, which will adversely affect its proﬁtability. 16. Failure to maintain effective systems of internal control and disclosure controls could have a material adverse effect on Nextdoor’s business, operating results, and ﬁnancial condition. Risks Related To Intellectual Property 17. If Nextdoor is unable to protect its intellectual property, the value of its brands and other intangible assets may be diminished, and its business, operating results, and ﬁnancial condition may be adversely affected. 18. Conﬁdentiality agreements with employees and others may not adequately prevent disclosure of trade secrets and proprietary information. 19. Nextdoor’s use of “open source” software could subject it to possible litigation or could prevent it from offering products that include open source software or require it to obtain licenses on unfavorable terms. Risks Related to Ownership of Nextdoor’s Class A Common Stock 20. The dual class structure of Nextdoor’s common stock may adversely affect the trading market for its Class A common stock following the closing of the transaction. 21. The dual class structure of Nextdoor’s common stock will have the effect of concentrating voting power with Nextdoor’s management and other existing stockholders, which will limit your ability to inﬂuence the outcome of important transactions, including a change in control. 22. Nextdoor does not intend to pay dividends for the foreseeable future and, as a result, your ability to achieve a return on your investment will depend on appreciation in the price of Nextdoor’s Class A common stock.

Appendix Appendix

40 Attractive Valuation Advertising Community Comps Comps 2021E - 2022E Revenue Growth 2022E EV / Revenue 2022E EV / Growth Adj. Revenue 20.0x 48% 0.88x 17.6x 40% 15.7x 0.72x 33% 14.2x 14.1x 13.9x 0.61x 0.48x 23% 23% 20% 9.2x 19% 0.42x 0.40x 0.35x Nextdoor Snap Pinterest Twitter Bumble Roblox Match Nextdoor Snap Pinterest Twitter Roblox Bumble Match Nextdoor Pinterest Snap Twitter Roblox Match Bumble Source: Capital IQ Market data and Thomson consensus estimates as of 7/2/2021 Assumes $3.5B Enterprise Value for Nextdoor40 Attractive Valuation Advertising Community Comps Comps 2021E - 2022E Revenue Growth 2022E EV / Revenue 2022E EV / Growth Adj. Revenue 20.0x 48% 0.88x 17.6x 40% 15.7x 0.72x 33% 14.2x 14.1x 13.9x 0.61x 0.48x 23% 23% 20% 9.2x 19% 0.42x 0.40x 0.35x Nextdoor Snap Pinterest Twitter Bumble Roblox Match Nextdoor Snap Pinterest Twitter Roblox Bumble Match Nextdoor Pinterest Snap Twitter Roblox Match Bumble Source: Capital IQ Market data and Thomson consensus estimates as of 7/2/2021 Assumes $3.5B Enterprise Value for Nextdoor

Transaction Summary

($ in millions, except share price)

Sources

SPAC Cash in Trust (Assuming no Redemptions)	$416
PIPE	$270
Existing Equity Holders' Rollover	$3,500
Total Sources	**$4,186**

Uses

Cash Proceeds to Nextdoor	$642
Equity Consideration to Existing Equity Holders	$3,500
Estimated Transaction Expenses	$44
Total Sources	**$4,186**

Pro Forma Capitalization

Share Price	$10.00
Total Shares Outstanding	430
Equity Value	**$4,301**
Net Cash	$(763)
Enterprise Value	**$3,538**

Illustrative Pro Forma Ownership


PIPE Investors (6.3%)
Khosla (2.7%)
SPAC Public Equity Holders (9.7%)
Nextdoor Equity Holders (81.4%)

Notes:

1. Assumes no shareholder redemptions.
2. Assumes $10.00 price per share.
3. Assumes existing Nextdoor net cash on balance sheet of $121.0 million as of 5/31/21.
4. Total shares include 350.0 million Nextdoor rollover shares, 41.6 million SPAC public shares, 27.0 million shares from PIPE and 11.5 million Khosla shares (including 1.1 million private placement shares and 10.4 million sponsor promote shares; excludes shares from Khosla investment in PIPE).
5. Transaction expenses are estimates.
6. Pro Forma Ownership represents economic interest. Does not reflect 10:1 voting structure. Nextdoor equity holders will retain Class B shares with 10 votes per share. All other investors will hold Class A shares with one vote per share.

Confidential 41

42 Adjusted EBITDA Reconciliation 2019A 2020A Net Loss $(73.3M) $(75.2M) Depreciation and amortization $2.1M $3.1M Stock-based compensation 14.1M 22.6M Interest (2.5M) (0.7M) Provision for income taxes 0.2M 0.1M Acquisition-related costs 0.6M – Adjusted EBITDA $(58.8M) $(50.2M)42 Adjusted EBITDA Reconciliation 2019A 2020A Net Loss $(73.3M) $(75.2M) Depreciation and amortization $2.1M $3.1M Stock-based compensation 14.1M 22.6M Interest (2.5M) (0.7M) Provision for income taxes 0.2M 0.1M Acquisition-related costs 0.6M – Adjusted EBITDA $(58.8M) $(50.2M)

43 Non-GAAP Operating Expenses Reconciliation 2019A 2020A Operating Expenses Cost of revenue $13.7M $21.6M Sales and marketing 81.0M 80.3M Research and development 42.6M 69.2M General and administrative 20.7M 28.8M Total GAAP Operating Expenses $158.0M $199.9M (-) Depreciation and amortization ($2.1M) ($3.1M) (-) Stock-based compensation (14.1M) (22.6M) (-) Acquisition-related costs (0.6M) 0.0M Non-GAAP Operating Expenses $141.2M $174.2M % of Total Revenue 171% 141% % Growth 66% 23%43 Non-GAAP Operating Expenses Reconciliation 2019A 2020A Operating Expenses Cost of revenue $13.7M $21.6M Sales and marketing 81.0M 80.3M Research and development 42.6M 69.2M General and administrative 20.7M 28.8M Total GAAP Operating Expenses $158.0M $199.9M (-) Depreciation and amortization ($2.1M) ($3.1M) (-) Stock-based compensation (14.1M) (22.6M) (-) Acquisition-related costs (0.6M) 0.0M Non-GAAP Operating Expenses $141.2M $174.2M % of Total Revenue 171% 141% % Growth 66% 23%

Definitions

44

Metrics	Definition
U.S. Household	A single (U.S.) residence containing at least one Current Verified Neighbor
Neighborhoods	The number of active Launched (10+ member) neighborhoods. A "neighborhood" is a specific geographic area with a defined boundary. Neighborhoods do not overlap.
Verified Neighbors/Users	The number of neighbors who are verified in a valid Launched (10+ member) or Pilot (< 10 member) neighborhood, and in good standing (i.e. not deleted, deactivated, or suspended.)
Daily Active Users (DAU)	Count of unique neighbors who have started a session or opened a content email on a given day
Weekly Active Users (WAU)	Count of unique neighbors who have started a session or opened a content email over the trailing 7 days
Monthly Active User (MAU)	Count of unique neighbors who have started a session or opened a content email over the trailing 30 days
Engagement	Used to refer to neighbor activity — usually WAU unless otherwise specified
Neighbor retention	3 month MAU is defined as active in the 30 days preceding day 90, 6 month is active in the 30 days preceding day 180, 12 month is active in the 30 days preceding day 360, and 24-month is active in the 30 days preceding Shown for All-time Verified Neighbors joining in 2020.
Neighborhood penetration	U.S. Households (see above) divided by the total number of Households (claimed or otherwise) in the neighborhood.
Local Business Claimed Pages	Local business pages that have been claimed by a Nextdoor partner
Total Addressable Market (TAM)	Digital advertising spend in the U.S. excluding B2B (not addressable by Nextdoor). Source: eMarketer